Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-108532

General Motors	GM Communications Detroit, Mich., USA media.gm.com

For Release:

May 24, 2007, 7:00 p.m. EDT

GM Announces Pricing of Convertible Securities Offering

Offering Size Increased to $1.3 Billion Due to Strong Market Demand

New York – General Motors [NYSE: GM] today announced pricing on its convertible securities offering. The size of the offering was increased to $1.3 billion from $1.1 billion due to a favorable response from the market. In connection with the offering, GM also announced that it has granted the underwriters an over-allotment option to purchase up to $195 million aggregate principal amount of additional notes.

Interest on the notes will be paid semiannually on June 1 and Dec. 1 of each year at a rate of 1.50 percent per year. Upon the occurrence of certain events, the notes will be convertible by holders based on an initial conversion rate of approximately 0.68 shares of common stock per $25 principal amount of notes, which is equivalent to an initial conversion price of approximately $36.57 per share. This initial conversion price represents a premium of approximately 20 percent relative to the last reported sale price on May 24, 2007 of GM’s common stock of $30.47.

In connection with this offering, GM entered into capped call transactions with affiliates of the underwriters of the offering. The capped call transactions are expected to reduce the potential dilution upon conversion of the notes and effectively increase the conversion premium to 50 percent higher than today’s last reported sale price of GM’s common stock. This is equivalent to an effective conversion price of $45.71 per share.

The net proceeds to GM from this offering will be approximately $1.2 billion including the cost of the capped call transaction but excluding any proceeds attributable to the underwriters’ possible exercise of their over-allotment option.

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The notes mature on June 1, 2009 and the offering is expected to close on May 31, 2007, subject to customary closing conditions. The joint-book running managers for the offering are Citi, Deutsche Bank Securities and Goldman, Sachs & Co.

GM has filed a registration statement, including a prospectus, with the SEC (Registration No. 333-108532) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GM has filed with the SEC for more complete information about GM and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or the Investor Relations section of GM’s web site at www.gm.com.

Alternatively, GM, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citi at 1-800-831-9146, Deutsche Bank Securities at 1-800-503-4611 or Goldman, Sachs & Co. at 1-866-471-2526.

General Motors Corp. (NYSE: GM), the world’s largest automaker based on 2006 sales, has been the annual global industry sales leader for 76 years. Founded in 1908, GM today employs about 280,000 people around the world. With global headquarters in Detroit, GM manufactures its cars and trucks in 33 countries. In 2006, nearly 9.1 million GM cars and trucks were sold globally under the following brands: Buick, Cadillac, Chevrolet, GMC, GM Daewoo, Holden, HUMMER, Opel, Pontiac, Saab, Saturn and Vauxhall. GM’s OnStar subsidiary is the industry leader in vehicle safety, security and information services. More information on GM can be found at www.gm.com.

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Contacts:

Melisa Tezanos

GM Financial Communications

212-418-6261 (office)

212-542-0358 (mobile)

Melisa.tezanos@gm.com

Renee Rashid-Merem

GM Financial Communications

313-665-3128 (office)

586-899-0971 (mobile)

Renee.rashid-merem@gm.com

Forward Looking Statements

In this press release and in related comments by General Motors’ management, we use words like “plan,” “anticipate,” “purpose,” and “commitment” to identify forward-looking statements that represent our current judgment about possible future events. We believe these judgments are reasonable but there can be no assurance that the transactions described in this press release will take place or will occur on the terms described. Forward-looking statements are subject to substantial risks, uncertainties and other factors such as general economic and market conditions.